UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

__________________________________________________________

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):  September 20, 2017
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VERITEX HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

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Texas	001-36682	27-0973566
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

8214 Westchester Drive, Suite 400
Dallas, Texas 75225
(Address of principal executive offices)

(972) 349-6200
(Registrant’s telephone number, including area code)
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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 7.01.    Regulation FD Disclosure.

On September 20, 2017, C. Malcolm Holland, III, Chairman and Chief Executive Officer, and Noreen Skelly, Chief Financial Officer, of Veritex Holdings, Inc. (the “Company”) are presenting at the Stephens Bank CEO Forum. A copy of the materials for such presentation is attached as Exhibit 99.1 to this Current Report on Form 8-K.

This information in this Item 7.01 and in Exhibit 99.1 hereto is being furnished, and shall not be deemed to be “filed,” with the Securities and Exchange Commission (the “SEC”). The information in Exhibit 99.1 shall not be incorporated by reference into any filing of the registrant with the SEC, whether made before or after the date hereof, regardless of any general incorporation language in such filings.
Item 8.01 Other Events
The portions of the presentation materials that relate solely to the proposed merger between Freedom Merger Sub, Inc., a Texas corporation and wholly-owned subsidiary of the Company, and Liberty Bancshares, Inc. (“Liberty”), a Texas corporation and the parent holding company of Liberty Bank, are being filed herewith as Exhibit 99.1 to this Current Report on Form 8-K in compliance with Rule 425 of the Securities Act of 1933, as amended.
Item 9.01.    Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Description of Exhibit
99.1	Presentation materials for the Stephens Bank CEO Forum, dated September 18-20, 2017.
Cautionary Statement Regarding Forward-Looking Statements
The information presented herein and in other documents filed with or furnished to the SEC, in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving the Company’s and Liberty’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.
You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed transactions and all other statements in this communication other than historical facts constitute forward-looking statements.
In addition to factors previously disclosed in the Company’s reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: delay in closing the Liberty merger; difficulties and delays in integrating the Company and Liberty businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Board of Governors of the Federal Reserve System and legislative and regulatory actions and reforms.

Additional Information About the Proposed Transaction and Where to Find It
This communication is being made in respect of the proposed merger transaction involving the Company and Liberty. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.
Investors and security holders are urged to carefully review and consider the Company’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by the Company with the SEC may be obtained free of charge from www.veritexbank.com under the Investor Relations tab or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from the Company upon written request to Veritex Holdings, Inc., Attn: Investor Relations, 8214 Westchester Drive, Suite 400, Dallas, Texas 75225 or by calling (972) 349-6200.
In connection with the proposed merger, the Company will file a registration statement on Form S-4 with the SEC which includes a proxy statement of Liberty and a prospectus of the Company, which will be sent to shareholders of Liberty, and will file other documents regarding the proposed merger with the SEC. Before making any investment decision, investors and security holders of Liberty are urged to carefully read the entire registration statement and proxy statement/prospectus, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed merger.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from the Company by writing to the address provided above.
The Company and Liberty and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Liberty in connection with the proposed merger. Information about the Company’s participants may be found in the definitive proxy statement filed with the SEC on April 10, 2017. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and will be included in other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Veritex Holdings, Inc.

By:	/s/ C. Malcolm Holland, III
C. Malcolm Holland, III
Chairman and Chief Executive Officer

Date:	September 20, 2017

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Presentation materials for the Stephens Bank CEO Forum, dated September 18-20, 2017.

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